Exhibit (a)(5)(G)

GE HEALTHCARE EXTENDS TENDER OFFER FOR CLARIENT, INC.

CHALFONT ST GILES, UK, December 3, 2010. GE Healthcare, a unit of General Electric Company (NYSE: GE) announced today that it is extending its previously announced tender offer for all of the outstanding capital stock of Clarient, Inc. (NASDAQ: CLRT) until 12:00 midnight, New York City time, on Thursday, December 16, 2010.

The tender offer has been extended to allow investors to consider revised disclosures in an amendment to Clarient’s Solicitation/Recommendation Statement on Schedule 14D-9 made pursuant to a Memorandum of Understanding entered into on behalf of Clarient, General Electric and Crane Merger Sub, Inc., an indirect, wholly-owned subsidiary of General Electric, outlining the terms of the parties’ agreement in principle to settle the actions pending in the Delaware Court of Chancery captioned In re Clarient, Inc. Shareholder Litigation, C.A. No. 5932-CC and the Superior Court of California, County of Orange captioned Herbert Silverberg v. Clarient, Inc., Master File No. 30-2010-00419685-CU-MC-CXC. The terms of the proposed settlement are subject to approval by the Delaware Court of Chancery.

As announced previously, on November 5, 2010, GE Healthcare, through Crane Merger Sub, commenced a tender offer for all of the outstanding shares of common and preferred stock of Clarient at $5.00 in cash per common share and $20.00 in cash per preferred share, in each case without interest and less any required withholding taxes. The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on Monday, December 6, 2010. All other terms and conditions of the tender offer remain unchanged.

As of 5:00 p.m. on December 2, 2010, approximately 42,348,047 common shares of Clarient and 5,263,158 preferred shares of Clarient (which were automatically converted into common shares after the date of tender in accordance with their terms) had been tendered and not withdrawn pursuant to the tender offer, representing approximately 47.7% of the outstanding common shares of Clarient, 100% of the previously outstanding preferred shares of Clarient and approximately 57.77% of the outstanding common and preferred shares of Clarient on an as converted basis.

ABOUT GE HEALTHCARE:

GE Healthcare provides transformational medical technologies and services that are shaping a new age of patient care. Our broad expertise in medical imaging and information technologies, medical diagnostics, patient monitoring systems, drug discovery, biopharmaceutical manufacturing technologies, performance improvement and performance solutions services help our customers to deliver better care to more people around the world at a lower cost. In addition, we partner with healthcare leaders, striving to leverage the global policy change necessary to implement a successful shift to sustainable healthcare systems.

Our “healthymagination” vision for the future invites the world to join us on our journey as we continuously develop innovations focused on reducing costs, increasing access and improving quality around the world. Headquartered in the United Kingdom, GE Healthcare is a unit of

General Electric Company (NYSE: GE). Worldwide, GE Healthcare employees are committed to serving healthcare professionals and their patients in more than 100 countries. For more information about GE Healthcare, visit our website at www.gehealthcare.com.

For our latest news, please visit http://newsroom.gehealthcare.com

Media Contact for GE Healthcare:

Dr Val Jones

+44 7917 175 192

val.jones@ge.com

Investor Contact for Clarient:

Matt Clawson

Allen & Caron Inc

(949) 474-4300

matt@allencaron.com

Important Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. In connection with the proposed transaction, General Electric Company and Crane Merger Sub, Inc. have filed tender offer documents with the SEC. These documents have been mailed to all Clarient stockholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Clarient stockholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. The tender offer materials may be obtained at no charge by directing a request by mail to Morrow & Co., LLC, 470 West Avenue – 3rd Floor, Stamford, CT 06902, or by calling toll-free at (800) 279-6413, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.

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